Mail Stop 3561

June 6, 2008

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc
2101 West Commercial Blvd, Suite 4000
Ft. Lauderdale, FL 33309

>   **Re: OmniComm Systems, Inc**
>   **Form 10-KSB and amendments for the fiscal year ended**
>   **December 31, 2007**
>   **Filed March 31, 2008 and May 15, 2008**
>   **Form 10-Q for the fiscal period ended March 31, 2008**
>   **Filed May 15, 2008**
>   **File No. 000-25203**

Dear Mr. Wit:

We have reviewed your response to our prior comments dated April 29, 2008, on the above referenced filing and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A, filed May 15, 2008

Item 8A(T). Controls and Procedures, page 4

1. We note your response to prior comment 1 of letter dated April 29, 2008, and the related revisions included in your amended Form 10-KSB/A and March 31, 2008, Form 10-Q both filed May 15, 2008. Your reference to Rule 13a-15(c) and 15d-14(c) remains incorrect. The correct reference is 13a–15(e) or 240.15d–15(e). Please update your references. Reference is made to Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

2. We note you have only included paragraphs 1 and 2 in your Item 601(b)(31) certifications. While an abbreviated version of the certifications is allowed when an amendment is filed you must always include paragraphs 1 and 2 in your certifications and you must include paragraphs 4 and 5 when you amend your Item 307 disclosure. With respect to paragraph 4, please include the internal controls language found in subsection (b), which we note was missing in your original Form 10-KSB, filed March 31, 2008.

Exhibits 32.1 and 32.2

3. Every amendment to a periodic report must include a full set of certifications to include Item 601(b)(32). Please revise your filing to include these certifications.

As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief